July 12, 2006

Mail Stop 4561

Mr. Harry J. White, Jr.
Chief Financial Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive, Suite 120
Dallas, TX 75247

Re: Silverleaf Resorts, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 17, 2006
File No. 1-13003

Dear Mr. White:

We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2005 and December 31, 2004, page 53

1. Your disclosure on page 54 indicates that the average yield on your outstanding notes receivable was approximately 15.3% at December 31, 2005. However, we note that interest income for the year is in excess of 20% of your average net notes receivable balance. Please explain to us the reasons for this difference.

Note 2. Significant Accounting Policies Summary

Basis of Presentation, page F-7

2. Your disclosure states that the basis of presentation is the rules and regulations of the SEC. In future filings, please revise to reference generally accepted accounting policies rather than the SEC.

Note 4. Notes Receivable, page F-13

3. We note that a significant amount of your notes receivable have been restructured to bring the notes current and extend the maturity date. Please explain to us what consideration you have given to paragraph 34 of SOP 04-2 and the provisions of SFAS 114 in determining whether to record an impairment for these notes receivable. Also, clarify to us whether you continue to recognize interest income on these notes receivable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief